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[LOGO AEGON]                                                       876518
                                                            PRESS RELEASE


AEGON NV INCREASES 4.625% EUROBONDS TO EUR 1 BILLION

Today AEGON NV increased the 4.625% Eurobond 2008 issue, which was launched on April 2, 2003 by EUR 100 million from EUR 900 million to EUR 1 billion. The bonds will mature on April 16, 2008.
The coupon of the bonds is 4.625% and the issue price of the increase of EUR 100 million is 100.263%.

Lead-managers are Barclays Capital and Deutsche Bank.

The proceeds will be used to refinance maturing debt.

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The Hague, 9 April 2003

Inquiries:
AEGON N.V.             Group Communications          Investor Relations
                       + 31 70 344 83 44             + 31 70 344 83 05


For background information on AEGON N.V. please visit the company's web site at www.aegon.com
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